21Vianet Group, Inc.

M5, 1 Jiuxianqiao East Road

Chaoyang District

Beijing, 100016

The People’s Republic of China

January 3, 2014

VIA EDGAR

Stephen Krikorian, Accounting Branch Chief

Melissa Walsh, Staff Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	21Vianet Group, Inc. (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2012 (the “2012 Form 20-F”)
Filed on April 19, 2013 (File No. 001-35126)

Dear Mr. Krikorian and Ms. Walsh:

This letter sets forth the Company’s responses to the comments contained in the letter dated December 17, 2013 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s 2012 Form 20-F. The Staff’s comments are repeated below and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the 2012 Form 20-F.

Notes to the Consolidated Financial Statements

Note 4. Acquisitions

Business Combinations

21V Xi’an, page F-33

1.	We note your response to prior comment 3 indicating that you determined the fair value of the real estate property acquired with the assistance of an independent third party valuation firm through the market method by using other comparable properties as a basis. Tell us what consideration was given to using multiple valuation techniques, such as the income and cost approaches.

The Company respectfully advises the Staff that it used the market approach to estimate the fair value of the real estate property acquired because the market approach is the most appropriate valuation approach when there is an active market for the comparable or similar properties in the area near the property’s location while there is no active rental market in the specific area where the property is located. The Company had also considered the income approach and cost approach during the process of determining fair value, but decided not to use these approaches for the reasons discussed below.

According to the income approach to real estate appraisal, the value of an income property is determined by discounting future net cash flows available for distribution or reinvestment to their present worth at market-derived rates of return. Therefore, in order to use income approach to determine the fair value of the real estate property acquired, the valuer must have reliable information of expected rental income from comparable or similar properties in the area near the property’s location. However, due to the fact that there is no active rental market in the specific area where the property is located, from which to estimate the future cash flows, the Company was not able to use income approach to determine the fair value of the real estate property acquired.

In the cost approach model, a real estate property’s value is based on the estimation of current cost to reproduce or replace the existing structures. The Company and the independent third party valuation firm believed that the cost approach is not appropriate in this case because this approach cannot appropriately reflect the synergy premium of building and land, the two elements of the real estate property.

Lastly, the Company had also considered the fact that the fair value derived by market approach represents level 2 inputs as opposed to the fair values derived by income and cost approach, which represent level 3 inputs. As such, the Company believes the amount derived using the market method is most representative of the fair value as the inputs used in the market approach (quoted prices for similar properties) require fewer and less subjective adjustments than the ones used in the cost or income approach.

2.	We note your response to prior comment 4 indicating that neither the Company nor a BitCool, Inc. were controlled by a single shareholder. However, tell us more about the group of shareholders that had controlling voting power in both the Company and a BitCool. Explain any relationships and any voting agreements among these shareholders.

The Company respectfully presents to the Staff the table below, which illustrates the economic and voting interests held by each of the shareholders who owned both Company and aBitCool as of the acquisition date based on the register of members of the Company.

	Interest in aBitCool Inc.		Interest in the Company
Shareholder	Economic interest (%)	Voting interest (%)	Economic interest (%)	Voting interest (%)
Sunrise Corporate Holding Ltd. (1)	15.91%	15.91%	7.12%	17.14%
Fast Horse Technology (1)	11.75%	11.75%	5.63%	13.59%
Purple Communications Limited	8.22%	8.22%	0.66%	1.59%
U-Media Holdings Inc	7.86%	7.86%	*	*
Granite Global Ventures III L.P. (2)	7.33%	7.33%	7.55%	18.21%
Matrix Partners China I, L.P. (3)	6.76%	6.76%	5.20%	12.54%
SMC Synapse Partners Limited	6.68%	6.68%	5.16%	12.44%
Meritech Capital Partners III L.P.	6.10%	6.10%	*	*
Smartpay Company	5.12%	5.12%	*	*
Jessy Assets Limited	5.07%	5.07%	*	*
Trinity Ventures IX, L.P. (4)	3.62%	3.62%	*	*
WI Harper INC Fund VI Ltd.	2.17%	2.17%	*	*
CBC IDC Limited	1.74%	1.74%	*	*
Matrix Partners China I-A, L.P. (3)	0.69%	0.69%	0.53%	1.27%
Hua VII Venture Capital Corp.	0.52%	0.52%	*	*
Parawin Venture Capital Corp.	0.44%	0.44%	*	*
Vincera Growth Capital I Ltd.	0.35%	0.35%	*	*
So-net Entertainment	0.33%	0.33%	*	*
GGV III Entrepreneurs Fund L.P. (2)	0.12%	0.12%	0.12%	0.30%
Trinity IX Side-By-Side Fund, L.P. (4)	0.05%	0.05%	*	*
Total	90.83%	90.83%	31.97%	77.08%

*	Less than 0.01%

As reflected in the table above, to the Company’s best knowledge, there are four separate groups of shareholders (as indicated in the table above as (1), (2), (3) and (4)) that are related whereby their aggregate voting interests in the Company and aBitCool as of the acquisition date were 30.73% and 27.66%, respectively, 18.51% and 7.45%, respectively, 13.79% and 7.45%, respectively and less than 0.01% and 3.67%, respectively. Except for these four groups, none of the remaining shareholders is related to others, nor was there any voting agreements signed among the shareholders. Thus, there are not a number of shareholders who could be considered as a group that has controlling voting power in both the Company and aBitCool.

3.	We note your response to prior comment 5 indicating that you believe your current disclosures are sufficient. We note that your relationship with aBitCool, Inc. is generally disclosed on page 63. Please consider disclosing the specific common economic and voting interest. In addition, please consider disclosing whether the transaction was consummated on terms equivalent to those that prevail in arm’s-length transactions, and, if so, substantiate your conclusion. Refer to ASC 850-10-50-1a and 50-5.

The Company respectfully advises the Staff that it intends to revise its disclosure in Footnote 23(a) on F-63 in future 20-F filings to include the specific common economic and voting interest as discussed in the response to the Staff’s comment in accordance to ASC 850-10-50-1a. The Company has set forth below such information in the form of the disclosure that the Company plans to make in its future 20-F filings as if the Company had made such disclosure as of December 31, 2012 (additions that reflect changes from the 2012 Form 20-F are underlined):

“23. RELATED PARTY TRANSACTIONS

a) Related parties

Name of related parties	Relationship with the Company
aBitCool	A company owned by the same group of the Company’s ordinary shareholders (a)
21 Vianet Infrastructure Limited	A company controlled by aBitCool

(a)	There are certain shareholders (“Common Shareholders”) that are shareholders of both aBitCool and the Company. As of December 31, 2012, in terms of economic interests and voting power, the Common Shareholders’ ownership interests in the Company were 22.79% and 65.95% while the their ownership interests in aBitCool is 90.83% in terms of both economic interests and voting power, based on the register of members of the Company. There is neither a single controlling shareholder nor a group of shareholders holding identical ownership interests individually and controlling ownership interests in aggregate in the Company and aBitCool.”

In addition, the Company has also considered ASC 850-10-50-5 and concluded its current disclosure is sufficient as the transaction has been fully disclosed. The Company believes that it has carried out the pricing negotiation process similar to other transactions the Company enters into in the ordinary course of business and the transaction price has fairly reflected the negotiation efforts of both parties under the respective circumstance. Nevertheless, by virtue of the fact that the transaction is consummated with a related party coupled with the fact that the number of potential buyers is limited and there was no competitive bidding process for the sale of 21V Xi’an, it may not be able to comment whether the transaction was consummated on terms equivalent to those that prevail in arm’s length transactions.

* * *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2012 Form 20-F, please contact the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom LLP, at +852 3740-4850.

Very truly yours,

/s/ Shang-Wen Hsiao

Shang-Wen Hsiao

Chief Financial Officer

cc:	Sheng Chen, Chairman and Chief Executive Officer, 21Vianet Group, Inc. Z. Julie Gao, Esq., Skadden, Arps, Slate, Meagher & Flom LLP Ben Yang, Ernst & Young Hua Ming LLP

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